PROXY VOTING RESULTS
On May 27, 2009, there was a Special Meeting of Shareholders of the Performance Advisor Portfolios (the "Portfolios")was held to approve the liquidation of the Portfolios. The number of shares voted were as follows:

The Performance Advisor Growth Portfolio         For:       98,364   88.29%
					         Against:    7,754    6.96%
					         Abstain:    5,288    4.75%
					         TOTAL:    111,406  100.00%

The Performance Advisor Moderate Portfolio       For:      117,038   97.06%
                                                 Against:        0    0.00%
                                                 Abstain:    3,551    2.94%
                                                 TOTAL:    120,589  100.00%

The Performance Advisor Conservative Portfolio   For:       63,305   67.47%
                                                 Against:   11,610   12.37%
                                                 Abstain:   18,919   20.16%
					         TOTAL:     93,834  100.00%